Annual Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December
 19, 2017. Common/Preferred shareholders voted as indicated below:

PIMCO California Municipal Income Fund II
 Affirmative
 Withheld Authority

Reelection of Bradford K. Gallagher Class III to serve until the annual meeting for held during the 2020 fiscal year
	27,483,332
	824,719

Election of William B. Ogden, IVClass III to serve until the annual Meeting held during the 2020 fiscal year
	27,418,889
	889,162

Reelection of Craig A. Dawson Class III to serve until the
 annual meeting held during the 2020 fiscal year
	27,477,601
	830,450

Election of John C. Maney Class I to serve until the annual
 meeting held during the 2018 fiscal year
	27,495,410
	812,641

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. James A.
 Jacobson, Hans W.Kertess, and Alan Rappaport continued to serve as Trustees of the Fund.